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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                             Denbury Resources Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24791620
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard A. Ekleberry
                               Texas Pacific Group
                         301 Commerce Street, Suite 3300
                              Fort Worth, TX 76102
                                 (817) 871-4000

                                 With a copy to:

                               Janet Fisher, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
---------------------------------------------- ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      2,696,861
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      2,696,861

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,696,861

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel I, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      268,762
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      268,762

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           268,762

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.5%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Partners II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      5,375,140
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      5,375,140

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           5,375,140

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Parallel II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      366,813
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      366,813

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           366,813

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG Investors II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      560,682
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      560,682

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           560,682

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 24791620                SCHEDULE 13D

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           TPG 1999 Equity Partners II, L.P.

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

    3      SEC USE ONLY

    4      SOURCE OF FUNDS*

           00 -- Contributions of Partners

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


                              7       SOLE VOTING POWER
                                      6,056
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
     EACH REPORTING                   - 0 -
         PERSON
          WITH                9       SOLE DISPOSITIVE POWER
                                      6,056

                              10      SHARED DISPOSITIVE POWER
                                      - 0 -

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           6,056

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

   14      TYPE OF REPORTING PERSON*

           PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("Parallel"), TPG Partners II, L.P. ("TPG II"), TPG Parallel II, L.P. ("Parallel II"), TPG Investors II, L.P. ("Investors II") and TPG 1999 Equity Partners II, L.P. ("Equity Partners II") hereby amend their statement on Schedule 13D, dated December 29, 1995, as heretofore amended (the "Schedule 13D"), relating to the common stock, par value $.001 per share ("Common Shares"), of Denbury Resources Inc. (the "Issuer"). For purposes of this Amendment No. 9 to the Schedule 13D and any subsequent amendment (unless otherwise defined therein), the term "Reporting Persons" means TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners II. Unless otherwise indicated, all other defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.



Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by inserting the following prior to the last paragraph thereof:

          On December 18, 2003, the Issuer and the Reporting Persons entered into an underwriting agreement (the "December 2003 Underwriting Agreement") with CIBC World Markets Corp., as underwriter (the "Underwriter"). Pursuant to the December 2003 Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No. 333-107676) and amendment thereto filed with the Securities and Exchange Commission, the Reporting Persons sold to the Underwriter an aggregate of 8,000,000 Common Shares at a price of $13.25 per share. Under the terms of the December 2003 Underwriting Agreement, the following numbers of Common Shares were sold by each of the Reporting Persons:

     o    TPG: 2,326,306 Common Shares.

     o    Parallel: 231,834 Common Shares.

     o    TPG II: 4,636,581 Common Shares.

     o    Parallel II: 316,412 Common Shares.

     o    Investors II: 483,643 Common Shares.

     o    Equity Partners II: 5,224 Common Shares.

Item 5.   Interest in Securities of the Issuer.

          Item 5 (a) is hereby amended and restated in its entirety to read as follows:

          (a)  Advisors

          Because of its position as the sole general partner of GenPar, and because of the position of GenPar as the sole general partner of each of TPG and Parallel, the aggregate number of Common Shares that Advisors may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 2,965,623, which constitutes approximately 5.5% of the 53,539,329 Common Shares outstanding.

          Advisors II

          Because of its position as the sole general partner of each of Equity Partners II and GenPar II, and because of the position of GenPar II as the sole general partner of each of TPG II, Parallel II and Investors II, the aggregate number of Common Shares that Advisors II may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,308,691, which constitutes approximately 11.8% of the 53,539,329 Common Shares outstanding.

          GenPar

          Because of its position as the sole general partner of each of TPG and Parallel, the aggregate number of Common Shares that GenPar may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 2,965,623, which constitutes approximately 5.5% of the 53,539,329 Common Shares outstanding.

          GenPar II

          Because of its position as the sole general partner of each of TPG II, Parallel II and Investors II, the aggregate number of Common Shares that GenPar II may be deemed to own beneficially, pursuant to Rule 13d-3 of the Act, is 6,302,635, which constitutes approximately 11.8% of the 53,539,329 Common Shares outstanding.

          TPG

          The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,696,861, which constitutes approximately 5.0% of the 53,539,329 Common Shares outstanding.

          Parallel

          The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 268,762, which constitutes approximately 0.5% of the 53,539,329 Common Shares outstanding.

          TPG II

          The aggregate number of Common Shares that TPG II owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,375,140, which constitutes approximately 10.0% of the 53,539,329 Common Shares outstanding.

          Parallel II

          The aggregate number of Common Shares that Parallel II owns beneficially, pursuant to Rule 13d-3 of the Act, is 366,813, which constitutes approximately 0.7% of the 53,539,329 Common Shares outstanding.

          Investors II

          The aggregate number of Common Shares that Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 560,682, which constitutes approximately 1.0% of the 53,539,329 Common Shares outstanding.

          Equity Partners II

          The aggregate number of Common Shares that Equity Partners II owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,056, which constitutes approximately 0.0% of the 53,539,329 Common Shares outstanding.

          David Bonderman, James G. Coulter and William S. Price, III (the "Shareholders") are officers, directors and shareholders of Advisors and Advisors II, and therefore may be deemed to beneficially own the Common Shares owned by TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners
II. Each of the Shareholders hereby disclaims beneficial ownership of the Common Shares owned by TPG, Parallel, TPG II, Parallel II, Investors II and Equity Partners II.

          Item 5(b) is hereby amended and restated in its entirety to read as follows:

          (b) Advisors

          In its position as the sole general partner of GenPar, Advisors has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,965,623 Common Shares.

          Advisors II

          In its position as the sole general partner of each of Equity Partners II and GenPar II, Advisors II has the sole power to vote or direct the vote and to dispose or direct the disposition of 6,308,691 Common Shares.

          GenPar

          In its position as the sole general partner of each of TPG and Parallel, GenPar has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,965,623 Common Shares.

          GenPar II

          In its position as the sole general partner of each of TPG II, Parallel II and Investors II, GenPar II has the sole power to vote or direct the vote and to dispose or direct the disposition of 6,302,635 Common Shares.

          TPG

          Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 2,696,861 Common Shares.

          Parallel

          Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 268,762 Common Shares.

          TPG II

          Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, TPG II has the sole power to vote or direct the vote and to dispose or direct the disposition of 5,375,140 Common Shares.

          Parallel II

          Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, Parallel II has the sole power to vote or direct the vote and to dispose or direct the disposition of 366,813 Common Shares.

          Investors II

          Acting through its sole general partner, GenPar II, acting through its sole general partner, Advisors II, Investors II has the sole power to vote or direct the vote and to dispose or direct the disposition of 560,682 Common Shares.

          Equity Partners II

          Acting through its sole general partner, Advisors II, Equity Partners II has the sole power to vote or direct the vote and to dispose or direct the disposition of 6,056 Common Shares.

          Item 5(c) is hereby amended by adding the following prior to the last paragraph thereof:

          As more fully set forth in Item 4 herein, on December 18, 2003 the Reporting Persons sold an aggregate of 8,000,000 Common Shares at a price of $13.25 per share. As a result of this transaction, the aggregate Common Share ownership of the Reporting Persons is approximately 17.3% of the outstanding Common Shares.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 10.11 Underwriting Agreement, dated as of December 18, 2003, among Denbury Resources Inc., TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P. and CIBC World Markets Corp.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG PARTNERS, L.P.

                                         By:  TPG GenPar, L.P., General Partner

                                                  By:  TPG Advisors, Inc.,
                                                       General Partner


                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel I, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG PARALLEL I, L.P.

                                         By:  TPG GenPar, L.P., General Partner

                                                  By:  TPG Advisors, Inc.,
                                                       General Partner


                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG PARTNERS II, L.P.


                                         By:  TPG GenPar II, L.P.,
                                              General Partner

                                                  By:  TPG Advisors II, Inc.,
                                                       General Partner


                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG PARALLEL II, L.P.


                                         By:  TPG GenPar II, L.P.,
                                              General Partner

                                                  By:  TPG Advisors II, Inc.,
                                                       General Partner


                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG INVESTORS II, L.P.


                                         By:  TPG GenPar II, L.P.,
                                              General Partner

                                                  By:  TPG Advisors II, Inc.,
                                                       General Partner


                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG 1999 Equity Partners II, L.P. is true, complete and correct.

Dated:  December 19, 2003

                                TPG 199 EQUITY PARTNERS II, L.P.


                                         By:  TPG Advisors II, Inc.,
                                              General Partner

                                                  By:  -------------------------
                                                       Richard A. Ekleberry
                                                       Vice President

                                  EXHIBIT INDEX


                                                                           Page


Exhibit 10.11 Underwriting Agreement, dated as of December 18, 2003, among Denbury Resources -- Inc., TPG Partners, L.P., TPG Parallel I, L.P., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG 1999 Equity Partners II, L.P. and CIBC World Markets Corp.